SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2002 and December 31, 2001 and
for the year ended December 31, 2002

Commission file number 1-1373

A.   Full title of the plan and the address of the plan if
different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

B.   Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY
1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS

Pages
Report of Independent Accountants

FINANCIAL STATEMENTS:

Statement of net assets available for benefits as of December 31, 2002 and December 31, 2001	1
Statement of changes in net assets available for benefits for the year ended December 31, 2002	2
Notes to financial statements	3-11

SUPPLEMENTAL SCHEDULES:

Schedule H, Line 4i - Schedule of assets held for investment purposes as of December 31, 2002	12
Schedule H, Line 4j - Schedule of reportable transactions for the year ended December 31, 2002	13
Exhibits to Annual Report on Form 11-K	14
Signatures	15

NOTE:   Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
the Modine 401(K) Retirement Plan
for Hourly Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Modine 401(K) Retirement Plan for Hourly Employees (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 2002 and Reportable Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Chicago, IL
June 3, 2003

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFTIS

December 31, 2002 and December 31, 2001

ASSETS	2002	2001
Investments (Note 3)	$20,884,607	$8,902,618
Cash and cash equivalents (Note 13)	12,892	14,564,107
Participant loans	727,520	295,101
Total investments	21,625,019	23,761,826
Receivables:
Employer contributions	49,028	40,710
Participant contributions	133,105	109,127
Accrued interest and dividends	2,984	499
Total receivables	185,117	150,336
LIABILITIES

Due to broker	188,615	0
Net assets available for benefits	$21,621,521	$23,912,162

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2002

Additions:
Investment income (loss):
Net (depreciation) in fair value of investments	$(4,422,445)
Interest	63,531
Dividends	104,924
Total investment (loss)	(4,253,990)
Contributions:
Participant	3,431,351
Employer	1,242,730
Rollover contributions	82,824
Total contributions	4,756,905
Transfers (Note 14)	61,533
Total additions	564,448
Deductions:
Distributions to participants	2,844,794
Administrative costs	10,295
Total deductions	2,855,089
Net (decrease) in net assets available for benefits	(2,290,641)
Net assets available for benefits:
Beginning of year	23,912,162
End of year	$21,621,521

The accompanying notes are an integral part of the financial statements.

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

The following description of the Modine 401(k) Retirement Plan for Hourly Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.   General

The Plan is a 401(k) profit sharing plan covering all eligible hourly employees of Modine Manufacturing Company, ("the Company"), who have one hour of service. Eligible employees who elect to participate are referred to as ("Participants"). The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.   Contributions

Plan Participants enter into a wage reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven investment alternatives. Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company currently makes matching contributions equal to 50% of employee contributions up to 6% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contribution is invested directly in the Modine Company Stock Fund. During the Plan year, the Company did not make any discretionary contributions.

Participant and Company contributions are subject to certain statutory limitations.

C.   Participant Accounts

Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant's share of fund investments. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

D.   Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants with an Employment Commencement Date prior to January 1, 2001 are 100% vested in the Company's contributions. Participants with an Employment Commencement Date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service. All Thermacore, Inc. employees who were employed on or before December 31, 2001 shall be 100% vested in their Matching Account. A year of service is defined as 1,000 or more hours of service.

E.   Investment Options

The investment funds listed below have been established for the investment of Plan assets. Participants are allowed to invest their contributions in 1% increments in eleven different funds. With the exception of the Modine Company Stock Fund and the Marshall Money Market Fund, each of the funds is a mutual fund. A mutual fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

Investment Fund	Primary Investments
Marshall Money Market Fund	Short-term, higher-quality securities, including U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances.
M&I Diversified Income Fund

Primarily investment-grade domestic bond funds with a maximum of 30% of its assets invested in equity securities to achieve a total investment return through production of income and secondarily from capital appreciation.

M&I Growth Balanced Fund	50 - 70% of its assets are invested in equity securities to achieve a total investment return from income and capital appreciation.
M&I Diversified Stock Fund	90 - 100% of its assets are invested in equity securities to achieve a total investment return primarily from capital appreciation and secondarily from income.
Vanguard Index Trust 500 Portfolio Fund	Substantially the same percentages of common stocks as the Standard & Poor's 500 Composite Stock Price Index.
Managers Special Equity Fund	Securities of companies with small to medium market capitalizations that have potential for superior growth of earnings.
American Century 20th Century International Growth Fund	Primarily invests in common stock of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.
Legg Mason Value Fund	Primarily invests in equities issued by companies that the advisor believes to be undervalued in relation to long-term earnings power or asset value.
Investment Fund	Primary Investments
MFS Massachusetts Growth Fund	Primarily invests in common stocks or convertibles issued by companies exhibiting above-average prospects for long-term growth with up to 50% of assets in foreign securities.
Strong Opportunity Fund

70% of the assets are invested in common stocks and other equity-type securities with the balance of the Fund's assets invested in nonconvertible corporate and government intermediate to long term debt securities.

Modine Company Stock Fund	Modine Common Stock

All Participant contributions may be transferred or reinvested daily without restriction into any of the Plan's available investment funds. The Company's matching and discretionary contributions are invested in the Modine Company Stock Fund and must remain in that fund until age 59.5

F.   Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsely Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

G.   Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

H.   Withdrawals

The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59.5 or in the event of retirement, death, disability, or termination on or after age 55. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

I.   Forfeited Accounts

At December 31, 2002 forfeited nonvested accounts totaled $2,832. Forfeited accounts are used to pay Plan expenses for the Plan Year in which the forfeitures are to be allocated. Any remaining forfeitures are allocated to reduce the Employer Matching Contributions.

J.   Administrative Expenses

Expenses of administering the Plan are borne by the Company.

K.   Trustee

As of December 31, 2002 and 2001, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsely Trust Company, Milwaukee, Wisconsin.

L.   Anti-Discrimination Requirements

The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in Section 401(k) and Section 401(m) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year.

2.   Summary of Significant Accounting Policies

A.   Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles in the United States of America.

B.   Investment Valuation

Investment in the Modine Company Stock Master Trust Fund ("Master Trust"), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and market price of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

	December 31, 2002	December 31, 2001
Units	383,358	181,190
Market Price	$7,851,779	$4,757,203

Investments held in the other ten funds are stated at the market value of units held by the Plan as of the last trading day of the period, as reported by the managers of the respective fund.

Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

C.   Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

D.   Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

E.   Contributions

Both Participant and Company contributions are recorded and transferred to the trustee within two weeks of the date the Participant contributions are withheld from the Participant's compensation.

F.   Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

G.   Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3.   Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2002	December 31, 2001
M&I Diversified Stock Fund, 71,217 and - units, respectively	$1,396,715	0
M&I Diversified Income Fund, 79,790 and -- units, respectively	1,365,993	0
Vanguard Index Trust 500 Portfolio Fund, 45,138 and 18,085 units, respectively	3,662,917	$1,914,974
Investment in Modine Company Stock Master Trust Fund, 383,358 and 181,190 units, respectively	7,851,779 *	4,757,203 *
Marshall Money market Fund, 2,985,395 and - units, respectively	2,985,395	0

* Participant and non-participant directed

3.   Investments

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(4,422,445) as follows:

Mutual Funds	$(2,137,278)
Master Trust Investment	(2,285,167)
(4,422,445)

4.   Master Trust Information

The Plan's allocated share of the Master Trust's net assets at December 31, 2002 and 2001 is as follows:

	Plan's Share of Master Trust's Net Assets
	2002	2001
Modine Company Stock Master Trust Fund	43.50%	26.51%

The following assets are held in the Modine Company Stock Master Trust Fund at December 31, 2002 and December 31, 2001:

	2002	2001
Modine Common Stock	$17,394,114	$17,466,984
Receivables, net	648	920
Cash and cash equivalents	493,810	494,272
Due from Modine 401(k) Plans	161,271	0
Total	$18,049,843	$17,962,176

Investment income for the Modine Company Stock Master Trust Fund for the year ended December 31, 2002 is as follows:

Net (depreciation) in fair value of Modine Common Stock	$(5,788,504)
Interest	10,283
Dividends	442,396
Total	$(5,335,825)

5.   Nonparticipant -Directed Investments

The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2002	December 31, 2001
Net Assets:
Common Stock	$5,601,079	$3,480,630
	Year Ended
	December 31, 2002
Changes in Net Assets:
Contributions	$1,242,730
Net appreciation/(depreciation)	(1,531,765)
Benefits paid to Participants	(816,859)
Transfer due to Plan merger (Note 13)	3,226,343
	$2,120,449

6.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan.

7.   Number of Participants

There were 2,279 Participants, with balances, in the Plan as of December 31, 2002. The number of Participants investing in each of the Plan's funds as of that date is as follows. Participants may be included in more than one fund, as applicable.

Marshall Money Market Fund	582
M&I Diversified Income Fund	440
M&I Growth Balanced Fund	495
M&I Diversified Stock Fund	676
Vanguard Index Trust 500 Portfolio Fund	1,432
Managers Special Equity Fund	573
American Century 20th Century International Growth Investment Fund	590
Legg Mason Value Fund	230
MFS Massachusetts Investors Growth Fund	191
Strong Opportunity Fund	188
Modine Company Stock Fund	2,195

8.   Units and Unit Values

The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, which are calculated daily by the trustee, and unit values of net assets as of December 31, 2002 were:

	Units	Unit Value
Marshall Money Market Fund	2,985,395	$ 1.00
M&I Diversified Income Fund	79,790	17.12
M&I Growth Balanced Fund	46,271	18.56
M&I Diversified Stock Fund	71,217	19.61
Vanguard Index Trust 500 Portfolio Fund	45,138	81.15
Managers Special Equity Fund	17,409	55.08
American Century 20th Century International Growth Fund	114,128	6.38
Legg Mason Value Fund	10,866	40.59
MFS Massachusetts Growth Fund	35,942	9.23
Strong Opportunity Fund	10,567	28.70
Modine Company Stock Fund	383,358	20.48

9.   Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such is not subject to Federal income taxes. The Plan currently has not received a tax determination letter from the IRS; however an IRS "prototype" letter has been obtained by Marshall & Ilsely Trust Company, who is the service provider of the original Plan instrument, stating that the original Plan instrument is acceptable under Section 401 of the Internal Revenue Code. A request will be initiated with the IRS for a tax determination letter for the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

10   Risks and Uncertainties

The Plan provides for various investment options in any combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

11.   Related Party Transactions

At December 31, 2002 and 2001, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & Ilsley acts as the Plan Trustee, and Modine Manufacturing Company acts as the Plan Administrator. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

12.   Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Net assets available for benefits per the financial statements	$21,621,521	$23,912,162
Amounts allocated to withdrawing Participants	(12,892)	(7,308)
Net assets available for benefits per the Form 5500	$21,608,629	$23,904,854

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

Year Ended December 31, 2002
Benefits paid to Participants per the financial statements	$2,844,794
Add: Amounts allocated to withdrawing Participants at December 31, 2002	12,892
Less: Amounts allocated to withdrawing Participants at December 31, 2001	(7,308)
Benefits paid to Participants per the Form 5500	$2,850,378

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

13.   Plan Merger

Effective December 31, 2001 the Modine Subsidiaries 401(K) Defined Contribution Plan, the Modine Climate Systems, Inc. Employee Savings Plan, the Thermacore International, Inc. 401(K) Profit Sharing Plan, and the Modine 401(K) Retirement Plan for Hourly Union Employees as said Plans provide for employees classified as hourly-paid, were merged into the Modine 401(K) Retirement Plan for Hourly Non-Union Employees. Accordingly, all assets were liquidated to cash and transferred from New York Life Trust Company, trustee of the former Modine Subsidiaries 401(K) Defined Contribution Plan and the Modine Climate Systems, Inc. Employee Savings Plan and Fulton Bank, trustee of the former Thermacore International, Inc. 401(K) Profit Sharing Plan, to Marshall & Ilsley Trust Company, trustee of the Modine 401(K) Retirement Plan for Hourly Non-Union Employees on December 31, 2001. Marshall & Ilsley serves as the trustee for both the former Modine 401(K) Retirement Plan for Hourly Union Employees as well as the Modine 401(K) Retirement Plan for Hourly Non-Union Employees.

Upon final settlement of the Modine Subsidiaries 401(k) Defined Contribution Plan, the Modine Climate Systems, Inc. Employee Savings Plan, the Thermacore International, Inc. 401(k) Profit Sharing Plan, and the Modine 401(k) Retirement Plan for Hourly Union Employees, the nonparticipant-directed investments were transferred to the Modine 401(k) Retirement Plan for Hourly Employees effective during February and September 2002. This resulted in an additional increase to the changes in net assets available for plan benefits of $3,226,343.

14.   Transfers

From time to time, changes in employee status require the transfer of funds from the Modine 401(k) Retirement Plan for Salaried Employees to the Modine 401(k) Retirement Plan for Hourly Employees.

Effective April 2002, participants of the Modine Employee Stock Ownership Plan ("Modine ESOP Plan") were allowed to transfer funds from the Modine ESOP to the Modine 401(k) Retirement Plan for Hourly Employees. The majority of the transfer reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2002 resulted from this change.

SUPPLEMENTAL SCHEDULES

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
at December 31, 2002
__________

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Shares or units	Cost	Current value
*	Marshall Funds, Inc.	Marshall Money Market Fund (interest bearing cash)	2,985,395	$ 2,985,395	$ 2,985,395
*	Marshall & Ilsley Trust Company	Diversified Income Fund Growth Balanced Fund	79,790 46,271	1,309,661 929,919	1,365,993 858,675
		Diversified Stock Fund	71,217	1,739,022	1,396,715
	The Vanguard Group	Vanguard Index Trust 500 Portfolio Fund	45,138	4,970,105	3,662,917
	The Managers Funds, L.P.	Special Equity Fund	17,409	1,252,346	958,903
	American Century World Mutual Funds, Inc.	Twentieth Century International Growth Fund	114,128	1,065,473	728,138
	Legg Mason	Value Fund	10,866	521,291	441,069
	MFS Massachusetts Investors	Growth Fund	35,492	441,298	331,745
	Strong	Opportunity Fund	10,567	383,262	303,279
*	Participant Loans	5.25 -- 11.00% interest rate; various maturity rates			727,520
*	Modine Manufacturing Company	Common Stock and Marshall Money Market Fund	383,358	10,316,361	7,851,779

* Represents party in interest to the Plan.

MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES

Schedule H, Line 4j - Schedule of Reportable Transactions
for the year ended December 31, 2002

	(a)	(b)	(c)		(d)	(g)	(h)	(i)
	Identity of Party Involved	Description of Asset (include interest rate and maturity in case of a loan)	Purchase Price		Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Purchases of investments:
	Modine Manufacturing Company	Modine Manufacturing Company Stock Master Trust Fund	$1,942,768	(100)		$1,942,768	$1,942,768	$ -

(A) Columns E and F, Lease rental and Expense incurred with transactions respectively, are omitted, as they are not applicable.

(B) The figures in parentheses indicate the number of transactions in total series. A single transaction is reported as part of a series of transactions, whenever possible.

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.
Exhibit
Number	Description

4	Modine 401(k) Retirement Plan for Hourly Employees (Incorporated by reference to Exhibits 99(a) and (b) to the companies filing of Form S-8 dated October 26, 1998 and October 20, 2000).

23	Consent of Independent Accountants, filed herewith.
99	906 Certification, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.
MODINE 401(K) RETIREMENT PLAN
FOR HOURLY EMPLOYEES
June 25, 2003	/s/ D. B. Spiewak
Committee Member - Dave B. Spiewak
/s/ R. L. Hetrick
Committee Member -- Roger L. Hetrick
/s/ D. R. Zakos
Committee Member -- Dean R. Zakos

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on
Form S-8 (No. 333-66111 and 333-48290) of Modine Manufacturing Company of our report dated June 3, 2003 relating to the financial statements and supplemental schedules of the Modine 401K Retirement Plan for Hourly Employees which appears in this Form 11-K.

PricewaterhouseCooper LLP
Chicago, Illinois
June 25, 2003